

March 12, 2014

<u>Via E-Mail</u>
Mr. Martin Nielson
Chief Executive Officer
E-Waste Systems, Inc.
1350 E. Flamingo, #3101
Las Vegas, Nevada 89119

>   **Re: E-Waste Systems, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed March 7, 2014**
>   **Item 4.01 and 4.02 Form 8-K**
>   **Filed March 7, 2014**
>   **File No. 000-54657**

Dear Mr. Nielson:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments to your filings are appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K Filed March 7, 2014

Item 4.01 Changes in Registrant's Certifying Accountant

1. We note your disclosure in the Form 8-K that other than transition matters, you and your prior auditors, MaloneBailey, LLP have agreed that you shall engage RBSM as your auditor for your fiscal year ending December 31, 2013 and thereafter. This statement appears to suggest that you and your former accountant, MaloneBailey, may not agree in some respects related to either transition matters or to your engagement of RBSM. Please revise your disclosure to clarify this matter and to disclose the specific matters on which you and MaloneBailey do not agree.

2. We note from your other Item 4.01 Form 8-K filed on March 7, 2014 reporting the resignation on March 1, 2014 of your former accountant MaloneBailey, LLP, that MaloneBailey resigned due to a disagreement regarding your accounting for certain lease agreements entered into with Chinese companies in 2013, which in MaloneBailey's opinion appeared to lack substance and did not warrant you to account for the gross revenues and expenses of these China based companies. If you file separate amendments for your Item 4.01 8-K disclosures regarding the resignation of MaloneBailey and your Item 4.01 8-K disclosures regarding the engagement of RBSM, please indicate in the amendment describing the engagement of RBSM that MaloneBailey resigned, describe the nature of MaloneBailey's disagreement with your accounting, and state whether you have authorized MaloneBailey to respond fully to the inquiries of RBSM concerning the subject matter of each of such disagreements and, if not, describe the nature of any limitation thereon and the reason therefor.

3. We note your disclosure that during your two most recent fiscal years or any subsequent interim, you have not consulted with the entity of RBSM regarding the application of accounting principles, either completed or proposed, or the type of audit opinion that might be rendered on your financial statements, nor did the entity of RBSM provide advice to you, either written or oral, that was an important factor considered by you in reaching a decision as to the accounting, auditing or financial reporting issue. You also disclose that during your two most recent fiscal years or subsequent interim period you have not consulted the entity of RBSM on any matter that was the subject of a disagreement or a reportable event. It is unclear what you mean by phrase "the entity of RBSM." Please explain and confirm to us, if true, that you have not separately consulted with any member or employee of RBSM or the firm RBSM on any of the matters contemplated by Item 304(a)(2) of Regulation S-K.

4. We note your disclosure in paragraph (c) under Item 4.01 that your Board of Directors approved the engagement of RBSM as financial consultants to audit your consolidated balance sheets as of December 31, 2013 and 2012 and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. Please confirm to us that RBSM will in fact re-audit the year ended December 31, 2012 or revise your disclosure as appropriate. In addition, it appears you should eliminate the disclosure "Based on our audits, we will issue a written report …" as you will not be auditing your own financial statements and this disclosure may be confusing to your investors. Alternatively, you may revise the second sentence so that it accurately conveys who will issue reports on your financial statements.

<u>Items 4.01 and 4.02 Form 8-K Filed March 7, 2014</u>

<u>Item 4.01 Changes in Registrant's Certifying Accountant</u>

5. We note your disclosure that your former accountant, MaloneBailey, LLP, resigned on March 1, 2014 due to a disagreement regarding your accounting for certain lease agreements entered into with Chinese companies in 2013, which in MaloneBailey's opinion appeared to lack substance and did not warrant you to account for the gross revenues and expenses of these China based companies. We note that you have not provided all of the disclosures required by Item 304 (a)(1)(iv) regarding this disagreement. Please revise your disclosure to state whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of this disagreement with the former accountant. In this regard, you currently disclose that there were discussions between representatives of the Company and MaloneBailey, but you have not stated the role of those representatives of the Company. Please also state whether you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning this disagreement and, if not, describe the nature of any limitation thereon and the reason therefore.

6. We note that you requested that MaloneBailey, LLP furnish you with a letter addressed to the Securities and Exchange Commission indicating whether it agrees with your statements; however, the letter from MaloneBailey, LLP you filed as Exhibit 16.1 to this Form 8-K is a letter addressed to you advising you of their resignation and does not satisfy the requirements of Item 304(a)(3) of Regulation S-K. Please amend your Form 8-K and file as Exhibit 16, a letter from the former accountant addressed to the Commission stating whether it agrees with the statements you made in the amended Item 4.01 Form 8-K and, if not, stating the respects in which it does not agree. If you have not obtained this letter from MaloneBailey by the time you file the amended Form 8-K, your response should explain to us in detail the communications you have had with MaloneBailey regarding this letter and why you are having difficulty obtaining this letter.

7. Please explain to us and revise the disclosure in your amended Form 8-K to better explain what you mean by your disclosure in the fourth paragraph under Item 4.01 that you believe the conclusion reached by MaloneBailey, LLP was premature. If you are trying to indicate that you believe your accounting is correct and therefore you and MaloneBailey have a disagreement over your accounting, you should clearly state that.

<u>Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review</u>

8. You disclose within Item 4.01 that your prior independent accountant, MaloneBailey LLP, advised you that in their opinion the revenue and expenses related to certain lease agreements should not be recorded on a gross basis and this could have a material impact

on your consolidated financial statements. Please tell us and amend your filing to clearly provide all information required by Item 4.02(b) of Form 8-K. In doing so, please state whether MaloneBailey LLP advised you that disclosure should be made or action taken to prevent future reliance on certain of your previously issued interim or annual financial statements, and specifically identify those financial statements. If MaloneBailey LLP did not specifically address whether it is appropriate to continue to rely on certain of your previously issued interim or annual financial statements, you may need to contact MaloneBailey LLP to clarify this matter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 if you have questions about the comments on Item 4.01 of the Forms 8-K. You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 if you have questions about the comments on Item 4.02. In their absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

Cc: Cynthia Bitting, Esq.